Form 20-F/A
INTERNATIONAL TECHNOLOGY ENTERPRISES LTD
filed 2002-01-18
CIK 1133748

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  FORM 20-F/A-3

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

Securities to be registered pursuant to Section 12g3-2(a) of the Act:
Title of each class: COMMON STOCK

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act. Title of each class: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement - 5,149,193 COMMON SHARES.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.                        [X] YES [ ] NO

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

                                      INDEX
                                                                          Page
------------- ----------------------------------------------------------- -----

PART  I
------------- ----------------------------------------------------------- -----

Item 11.      Quantitative and Qualitative Disclosures about Market Risk.   54
Item 12.      Description of Securities Other than Equity Securities ....   55
------------- ----------------------------------------------------------- -----

PART II
------------- ----------------------------------------------------------- -----

Item 13.      Defaults, Dividend Arrearages and Delinquencies ...........   55
Item 14.      Material Modifications to the Rights of Security Holders
                and Use of Proceeds .....................................   55
Item 15.      [Reserved] ................................................   55
Item 16.      [Reserved] ................................................   55
------------- ----------------------------------------------------------- -----

PART III
------------- ----------------------------------------------------------- -----

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
County Kiengiang
Viet Nam
-------------------------------- -----------------------------------------------

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not  applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

Selected Consolidated Financial Data

        The selected historical data presented below has been derived from the financial statements of the Company, which financial statements have been examined by  Braverman & Company, P.C., 190 High Chaparral, Prescott, Arizona
86303. Its telephone number is (520) 771-1122 for the year ending 31 December
2000.

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
              31 December 2000 (Audited)
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
------------------------------------------- ----------

B.   Capitalization and Indebtedness

                  Statement of Capitalization and Indebtedness
                             As of 31 December 2000
Debt:
 Secured:
  Banks.........................................                   0
 Unsecured:
  Banks.........................................                   0
  Supplier credits..............................                   0
  Financial leases..............................                   0
                                                           ---------
   Total debt...................................                   0
                                                           ---------
 Less short-term debt and current portion of
  long-term debt................................                   0
                                                           ---------
 Long-term debt.................................                   0
                                                           ---------
Stockholders' equity:
 Capital stock..................................               1,440
 Paid In Capital................................               2,060
 Contributed Capital............................              15,500
                                                           ---------
   Total stockholders' equity(4)................              18,960
                                                           ---------
Total capitalization (total debt and
 stockholders' equity)..........................           US$18,960(1)
                                                           =========
______________
(1) As of December 31, 2000, our debt and equity was denominated in U.S. dollars.

The following table sets forth a history of the share capital for the Company, since inception.

--------------------------------------------------------------------------------
DATE                        EVENT                                       SHARES
--------------------------------------------------------------------------------
28 September 2000           Shares issued to founding shareholders     4,634,100

30 September 2000           Shares issued to EFHC                        515,093

Balance at 31 December 2000                                            5,149,193

Balance at 19 March 2001                                               5,149,193
--------------------------------------------------------------------------------

C.   Reason for the other and Use of Proceeds

         Not  Applicable.

D. Risk Factors

RISK FACTORS THAT MIGHT CREATE LOSS TO SHAREHOLDERS

Certain Factors May Affect Future Results And Loses by Shareholders. From time to time, information provided by the Company, statements made by its officers or information included in its filings with the Securities and Exchange Commission contains statements that are not purely historical, but are forward looking statements, made under the Safe Harbor provisions of the Private Securities
Litigation Act of 1995, which involve risks and uncertainties. In particular, forward looking statements include projections, plans, and objectives for The
Company's business, financial condition, operating results, future operations, future economic performance or statements relating to the sufficiency of capital to meet working capital, planned capital expenditures, and expectations as to customer orders. The Company's actual future results may differ materially from those stated in any forward-looking statements.
Factors that may cause such differences, such as the risk factor that the
Company's business could be adversely affected by acquisitions, include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with the
Securities and Exchange Commission, including the Company's future Annual
Reports on Form 20-F that may be filed. It should be noted that the Safe Harbor provisions do not apply to statements that are untrue. Note also that the statutory safe harbor is not available to non-reporting issuers; disclosure should not imply that the safe harbor applies to the Company's statements made when the Company was not a reporting issuer. Liabilities from such statements remain a source of potential shareholder loss.

RISK FACTORS RELATED TO THE "GOING CONCERN" FINANCIAL CONDITION OF THE COMPANY:

Shareholders Might Be At Risk Because The Company's Auditors Have Issued A Going
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
business.

Shareholders Are At Risk of Loss Because The Company Lacks An Operating History
And Has Losses, Which It Expects To Continue Into The Future. If the losses continue the Company will have to suspend operations or cease operations. Since the Company was incorporated, it has not started its proposed business operations or realized any revenues. It has no operating history upon which an evaluation of its future success or failure can be made. The Company's net loss since inception is $(15,600). Its ability to achieve and maintain profitability and positive cash flow is dependent upon: --Its ability to locate customers who require the Company's services. --Its ability to obtain computer products and fulfill the customer's needs. --Its ability to generate a profit from its operations. Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are fixed and variable expenses associated with the Company's operations. Until revenues exceed the fixed and variable expenses, the Company will operate at a loss. Failure to generate a profit will cause the Company to go out of business.

Shareholders Might Loose Their Investment Because The Company Does Not Have
Enough Cash To Raise Capital. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future, which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

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

Investors May Suffer Loss As A Result Of Management Having No Funding Plan Or
From The Risks Associated With A Funding Plan If A Plan Is Ever Developed.
Management has not developed a funding plan to raise equity at this time. If a plan is ever developed for shares that may be traded publicly under applicable rules, the Company will incur costs associated with Company disclosure obligations in this registration statement. Also, given the lack of a market and the Company's intent to sell securities to raise funds, there is a risk that the
Company will not be able to price the shares in the fundraising transactions at their true market value. Also, issuance of new shares, which could be provided for in the fundraising plan, will dilute investor positions increasing the number of shares freely traded. Shareholders could suffer loss from such potential dilution. For debt financing portions of the funding plan, debt financing may subordinate the claims of common stockholders in liquidation or impose material restrictions on Company operations.

Investor Loss Might Result from The Company Needing Additional Financing,
Which Could Be Difficult To Obtain. The Company expects that the Company's existing cash and investment balances will not be sufficient to meet the
Company's cash requirements to fund operations and expected capital expenditures for at least twelve months. In the event the Company may need to raise additional funds, it cannot be certain that it will be able to obtain additional financing on favorable terms, if at all. Further, if the Company issues additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. Future financings may place restrictions on how the Company operates  its business. If the Company cannot raise funds on acceptable terms, if and when needed, it may not be able to develop or enhance the Company's products and services, take advantage of future opportunities, grow the Company's business or respond to competitive pressures or unanticipated requirements, which could seriously harm the Company's business.

Shareholders May Suffer Loss From The Company Substantially Increasing The
Company's Indebtedness. The Company may incur substantial indebtedness in the future. The level of the Company's indebtedness, among other things, could: make it difficult for the Company to make payments on the Notes; - make it difficult for the Company to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes; - require the dedication of a substantial portion of any cash flow from operations to service for indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures; - limit the Company's flexibility in planning for, or reacting to changes in, the Company's business and the industries in which it competes; - place the Company at a possible competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources; and - make the Company more vulnerable in the event of a further downturn in the Company's business.

There can be no assurance that the Company will be able to meet its future debt service obligations, including the Company's obligations under any notes.

Shareholder Loss Could Result From The Company's Operating Results Likely To
Fluctuate Significantly. The Company's quarterly and annual operating results will be affected by a wide variety of factors that could materially adversely affect revenues and profitability, including: - competitive pressures on selling prices; the timing of customer orders and the deferral or cancellation of orders previously received; - write-offs of excess and obsolete inventory; - changes in product mix; - the Company's ability to introduce new products and technologies on a timely basis; - the introduction of products and technologies by the
Company's competitors; market acceptance of the Company's and the Company's competitors' products; - fulfilling backlog on a timely basis; - reliance on sole source suppliers; - potential retrofit costs; - the level of orders received which can be shipped in a quarter; and - the timing of investments.

As a result of the foregoing and other factors, the Company has and may continue to experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect the Company's business, financial condition, operating results and stock price.

RISK FACTORS RELATED TO THE LACK OF LIQUIDITY OF THE SHARES:

Investors May Suffer Loss Caused By Limit Of Free Trading Shares In The Market.
The Company shares will become freely tradable to the public in the United
States if they are ever listed on the NASD Bulletin Board. This listing may never occur. Initially, 515,093 shares, a small number of shares could be traded. The shares were issued at US$.001 par value. No shares of the Company have traded in the United States at this time, therefore no market value has been established. If a market should form for these shares, buyers could experience difficulty-finding sellers with whom to trade. Sellers could experience difficulty liquidating their shares.

Issuance Of Additional Shares By The Company Could Make Individual Shareholder's
Holdings Worth Less. The Company is authorized to issue 100,000,000 common shares. 5,149,193 or 5% of the common shares are currently issued and outstanding and 94,850,807 or 95.1% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

Shareholders May Not Be Able To Sell Shares Because Of Thin Market; Ninety
Percent (90%) Of The Company's Issued Shares Are Insider Shares. They are
subject to Rule 144. This means that these shares can't be sold for one year. At the end of the one-year holding period, these shares would be subject to the
Insider Trading Rules, which would limit the rate of sale of insider shares into the Market. However, any sale of insider shares will adversely affect the
Company's share price.

Should The Company Issue Shares In The Future The Additional Shares Would Dilute
Present Shareholder Equity In The Company. The sale of such shares would adversely affect the Company's share price. While such insider sales would be subject to American Securities Laws, the result of such sales risks the loss in any investment made by shareholders in the Company's stock.

Shareholders May Encounter Loss From No Trading Market for The Company's Common
Stock. The Company's common stock is not traded on any exchange or electronic medium. Accordingly, persons who acquire the Company's shares of common stock may not be able to resell them.

Because The SEC Imposes Additional Sales Practice Requirements On Brokers Who
Deal In The Company's Shares, Which Are Penny Stocks, Some Brokers May Be
Unwilling To Trade Them. This means that a shareholder may have difficulty in reselling his shares and may cause the price of the shares to decline. The
Company's shares qualify as penny stocks and are covered by Section 15(g) of the
Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker/dealers who sell the Company's securities in the aftermarket. For after-market sales of the Company's securities, the broker/dealer must make a special suitability determination and receive from a potential buyer, a written agreement prior to making a sale to him. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in the Company's shares. This could prevent a shareholder from reselling his shares and may cause the price of the shares to decline.

Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's common stock. Shareholders may be further diluted in their percentage ownership of the Company in the event the Company issues additional shares in the future. Cumulative voting in the election of
Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

Shareholders Might Lose Return On Their Investment Due To No Dividends
Anticipated By The Company. At the present time the Company does not anticipate paying dividends, cash or otherwise, on it's Common Stock in the foreseeable future. If they would be paid on a pro rata basis based on the number of shares held future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

Since Insider Shareholders Have Agreed To Limit Transferability Of Stock In A
"Stock Pooling" Agreement, Shareholders May Not Be Able To Trade Their Stock. The
"insider" shareholders have agreed, through a stock pooling agreement, to limit the transferability of their Company shares. They have agreed not to trade the insider 4,634,100 shares owned by International Technology Industries Corp. for
5 years, however this agreement can be set aside by mutual agreement of the insider shareholders participating in the agreement. This agreement impacts about 90% percent of the outstanding shares of the Company and therefore, may limit the number of buyers for stock. This agreement does not affect the transferability of free trading registered shares held by non-participants of the Stock Pooling Agreement. The Stock Pooling agreement may be set-aside at any time by a unanimous vote of the participants. These policies may negatively impact some shareholders.

RISK FACTORS RELATED TO OFFICERS AND DIRECTORS OF THE COMPANY

Reliance Upon Directors And Officers Who Will Be Devoting Limited Time To The
Operations Of The Company Might Put Shareholders At Risk Of Losing Their
Investment. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day-to-day affairs of the Company. Because all of the officers and directors have other business interest, each will only be devoting approximately 10% of his time to the operation of the Company.

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

Investors May Suffer Loss Because Officers Of The Company Are Officers And
Directors Of Related Companies. The Company's president, Mr. Jack Mahan, is also the Secretary of the Company's Board of Directors. Mr. Mahan is also President and Member of the Board of Directors of the principal shareholder of the
Company, International Technology Industries Corp. (ITIC). Mr. Mahan is also an officer and member of the Board of Directors of Equity Finance Holding
Corporation (EFHC). Although Mr. Mahan is not a shareholder of ITIC and not a shareholder of EFHC, his presence on all three Boards of Directors has a potential to create a conflict of interest between ITEL, ITIC and EFHC Boards of
Directors. The Company does maintain a policy on Conflict of Interest. This policy requires a fiduciary duty on the part of each and every director and officer of the Company. Should such a conflict develop, the appointed client board member would withdraw from the discussion and vote on the issue before the
ITEL Board. In any potential conflict issue, it is the responsibility of the individual director to state that they see a conflict and withdraw from the discussion and voting on that topic. Further, the Board of Directors will also determine if a conflict of interest exists pursuant to the policy of the
Company.

Directors are empowered to enact policies, which may be contrary to shareholder interests. Article B. of the Company's Memorandum and Articles of Association
empowers the Company's Board of Directors to vote in ways that could negatively impact investors' holdings. A director is entitled to vote on any proposal notwithstanding that he may have interest therein, provided before the proposal is put to a vote he shall disclose the nature of his interest.

Directors May Take Actions That Might Enrich Themselves, Thus Placing
Shareholders At Risk Of Loss. There is no prohibition that prevents directors, in the absence of an independent quorum, to vote compensation to themselves.
Directors may borrow money. There is no prohibition preventing the Company from loaning money to directors. There is no retirement or non-retirement age limitation with respect to directors. There is no requirement that directors own shares of the Company's common stock. The Board may declare dividends that may not benefit shareholders.

Shareholders Might Not Be Entitled To Share In The Profits Of The Company.
Shareholders are entitled to share in any surplus in the event of liquidation, after all debts are paid and all securities having rights superior to common shares are paid. There are no redemptions provisions for the Company's securities. There are no sinking fund provisions for the Company's securities.
The Company's shares of common stock are not subject to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder or such securities as a result of such shareholder owning a substantial number of shares. Therefore, shareholders might lose their right to participate in the return on their investment.

Shareholders Might Not Participate In Tne Annual Meeting Of Shareholders.
ITEL, as a foreign private issuer is not subject to the proxy rules under the
Exchange Act, Section 14, thus shareholders might not be able to tender proxy votes. Belize law doesn't require that an international business corporation hold an annual general meeting of its shareholders. If an annual meeting of shareholders and special meetings of shareholders may be called, the chairman, the board of directors, or stockholders of 1/5th of the outstanding shares could call it at any time. Only shareholders of record are entitled to attend the shareholders meetings. Without an Annual General Meeting, minority shareholders effectively have no voice in the decisions of the Company's Board of Directors.
Nor would they be able to influence the direction of the Company. Under Belize
Law, there would be no basis in Law for them to seek legal redress in the Courts of Belize.

RISK FACTORS RELATED TO THE BUSINESS OPERATIONS OF THE COMPANY:

The Company And Its Officers And Directors Will Be Liable For False Advertising
Or Misrepresented Claims And Said Liability May Create Loss For Investors.
The Company and its officers and directors may be held liable for false advertising or misrepresented claims about its products. In the event the
Company or its officers and directors are found liable for such, they may be subject to civil monetary penalties as well as criminal sanctions in the form of fines and prison sentences. If the foregoing occurs, the Company may have to cease or suspend operations. One issue of liability is disclosure in the
Company's original registration document filing that the Company intended to promote products as the most technologically advanced in the industry without assurance that the products are in fact the most technologically advanced. A second issue is the liability associated with management disclosing experience with contract manufacturing of integrated circuit board in the original registration document. A third issue the liability associated with disclosure of a letter of intent to purchase Tech 2000 Corp. Tech 2000 Corp. has experience with the circuit board manufacturing process. Tech 2000 Corp. provided the information for the previous disclosure regarding the circuit board manufacturing process. At that time there was a conversation relative to potential purchase by the Company of Tech 2000 Corp., which later resulted in a letter of intent to purchase Tech 2000 Corp. That letter of intent to purchase was terminated 10 May 2001. A fourth issue is liability associated with the premature release of the ITEL "test web-site." The Company Registration
Statement Amendment 2. disclosed relevant information regarding the ITEL "test website" (formerly: http://www.itelf.net) which was available to the public between 19 April 2001 and 25 May 2001, the date it was taken offline. This test-website appeared in anticipation of the execution of the letter of intent from the Company to purchase Tech 2000 Corp. This purchase did not take place and the agreement was not executed. Tech 2000 Corp. established the test-website without authorization from the Company. The test-website consisted of nine pages titled "ITEL" that linked to pages of the Tech 2000 Corp. website which is now available to the public at http://www.tech2000corp.com/. A fifth issue of liability is associated with a premature press release by Equity Finance Holding
Corporation stating that the Company was in the business of contract manufacturing of integrated circuit boards. Equity Finance Holding Corporation on 2 May 2001 issued a press release that stated the Company" is currently engaged in the manufacturing of integrated circuit boards that is expanding to global markets." That statement postdated the issuance of the letter of intent to purchase Tech 2000 Corp. and predated the termination of that letter of intent. The press release assumed that the transaction would be completed. When the letter of intent was terminated and the purchase did not occur, this press release incorrectly stated the subsequent facts. The registration statement is currently clear that the Company has never engaged in the manufacturing of integrated circuit boards and does not intend to do so. No material changes in the Company's net sales or revenues have been or are expected as a result of the incorrect information in the press release. The press release was issued by
Equity Finance Holding Corporation. The Company issued the press release without authorization. Since press releases are not the precipitating cause of loss, there is little probably, if any, of liability to either Equity Finance Holding
Corporation or the Company. No member of the public has raised the question and no claim has been initiated. Nevertheless, the liability still poses potential loss for shareholders.

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

The Company's Business May Be Adversely Impacted By Acquisitions That May Affect
The Company's Ability To Manage And Maintain The Company's Business. Since the
Company's inception, it has intended to acquire a number of businesses. In the future, the Comapany may undertake acquisitions of businesses that complement the Company's existing operations. Such future acquisitions could involve a number of risks, including: - the possibility that one or more such acquisitions may not close due to closing conditions in the acquisition agreements, the inability to obtain regulatory approval, or the inability to meet conditions imposed for government or court approvals for the transaction; - the diversion of the attention of management and other key personnel; - the inability to effectively integrate an acquired business into the Company's culture, product and service delivery methodology and other standards, controls, procedures and policies; - the inability to retain the management, key personnel and other employees of an acquired business; - the inability to retain the customers of an acquired business; the possibility that the Company's reputation will be affected by customer satisfaction problems of an acquired business; - potential known or unknown liabilities associated with an acquired business, including but not limited to regulatory, environmental and tax liabilities; - the amortization of acquired identifiable intangibles, which may adversely affect the Company's reported results of operations; and - litigation which has or which may arise in the future in connection with such acquisitions. For example, the Company may be required to spend significant management time operating this non-core business unit and managing a potential divestiture. Further, there can be no guarantee that the line of business will break-even or operate at a profit in the near future, if at all. Any losses from the line of business will have a negative impact on the Company's operating results.

The Company's Business May Be Adversely Impacted By Divestitures Of Lines Of
Business That May Affect The Company's Ability To Manage And Maintain The
Company's Business. Since the Company's inception, it has planned to divest ourselves of certain non-profit creating lines of the Company's business.
In the future, the Company may undertake such divestitures. Such future divestitures could involve a number of risks, including: - the diversion of the attention of management and other key personnel; - disruptions and other effects caused by the divestiture of a line of business on the Company's culture, product and service delivery methodology and other standards, controls, procedures and policies; - customer satisfaction problems caused by the loss of a divested line of business; and - the decreased diversification of the
Company's product lines caused by the divestiture of a line of business may make the Company's operating results subject to increased market fluctuations. In addition, any divested line of business could significantly outperform relative to the Company's expectations.

If The Company is Unable To Protect Customer's Intellectual Property, It May
Lose A Valuable Product Line Or May Incur Costly Litigation To Protect The
Company's Rights. At times, the Company may be notified that it may be in violation of patents held by others. An assertion of patent infringement against the Company, if successful, could have a material adverse effect on the
Company's ability to sell the Company's products, or could require a lengthy and expensive defense that could adversely affect the Company's operating results.

Shareholder Loss Might Result From No Market Studies. The Company has relied on the assumptions, considerations and judgment of its directors, management and officers in the formation of its business plan. No formal independent market studies concerning the demand for its proposed services and products have been conducted or proposed. The Company has not engaged any independently qualified financial consultants and advisors in the carrying out of an analysis of the effects and consequences this sale of Common Stock may have on the present and future operations of the Company, the ability of the Company to obtain funds or financing or the variations in share price due to additional shares being available for sale.

RISK FACTORS RELATED TO BEING A BELIZE CORPORATION:

Because The Company, Without Shareholder Approval, Can Issue Shares With Rights
Superior To Those Of Common Shareholders, The Rights Of Common Shareholders Can
Essentially Be Eliminated. Because the Company, without shareholder approval, can issue additional shares with rights superior to those of common shareholders, a common shareholders right can essentially be eliminated through dilution to an insignificant percentage of ownership of the outstanding securities. The board determines the rights and preferences of shares at the time of issuance. This dilution that may occur by the Company issuing newly issued shares with multiple votes per share. However, newly issued shares are not planned to have multiple votes.

Because The Company's Articles Of Association Provide That These Securities Of
An Investor Will Be Subject To A Lien For Any Money Owed By An Investor To The
Company, The Company May Have Difficulty In Persuading Broker/ Dealers To Make
Markets In The Company's Securities. The Company's articles of association provide that the Company will have a lien on an investor's securities for all money owed to the Company by the investor. As such, the shares may be subject to attachment and sale at anytime an unpaid debt is owed to the Company. Because an orderly market requires the transfer of unencumbered, unrestricted shares and because the foregoing provisions impedes both orderliness, market makers may be reluctant to make a market in the Company's securities. This could result in an investor's inability to sell or transfer his securities.

Loss May Result From The Company's Articles Of Association Which Provide That
The Board Of Directors May Decline To Register Any Transfer Of The Securities;
The Company May Have Difficulty In Persuading Broker/Dealers To Make Markets In
The Company's Securities. The Company's Articles of Association provide that the
Company's board of directors may decline to register any transfer of the
Company's securities. Because an orderly market requires the unconditional transfer of securities and because the foregoing provisions impedes the unconditional transfer of securities, market makers may be reluctant to make a market in the Company's securities. This could result in an investor's inability to sell or transfer his securities.

Indemnification Of Officers And Directors For Securities Liabilities Could
Create Loss of Return on Investment for Shareholders. The laws of Belize provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as provided for by law.
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

Shareholder Loss Might Result Because A U.S. Citizen Who Purchases Shares Of
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

The International Business Company Legislation Enacted In 1990 By Belize,
Central America, The Company's Domicile, May Impact Investor's Holdings. Since
Belize IBC law is designed to protect the Company, it may not protect the shareholders. The key features of the Belize act are as follows: no income tax, stamp duty, estate taxes, capital gains or withholding tax: having only one shareholder/subscriber permitted; share may be held by corporations or trusts; a single director allowed which may be a corporation or trust; on-disclosure of beneficial owners; bearer shares permitted - shares maybe issued without par value; IBC'S can be used for financial management, investment holding, ship or property ownership, share ownership of other companies, leasing of assets, copyrighting and/or licensing as well as general commercial trading no exchange control; private label company availability; low fees for setup and renewal; no statutory accounting or auditing records need to be filed in Belize; no minimum capital requirements. Minimal restrictions: cannot carry on business with residents of Belize; cannot own real estate in Belize; cannot operate as a bank or an insurance company unless an offshore banking license is granted; cannot provide Registered Office Or Serve As Registered Agent; An IBC must maintain a
Registered Agent and a Registered Office in Belize. Also, governing law does not require that shareholders elect all directors.

Shareholder Rights May Be At Risk As A Result Of The Company Organizing In
Belize, Central America. In Belize, there is no established body of corporate law on which shareholders can rely for clarifying and protecting their rights.
These rights differ materially from typical rights of investors in U.S.
companies. For example, (1) Shareholders do no have the right to approve mergers and sales of substantially all of the Company assets by a vote of the majority of common shares outstanding, and (2) Appraisal rights do not exist by law. (In
Belize, there is not an established body of law upon which shareholders can rely for clarifying and protecting their rights.) The Company lacks offices in the
United States. Most of Company directors and officers reside outside the United
States. Therefore, it may be difficult to serve process upon them in the United
States or to collect upon a judgment obtained in the United States against them.
There is doubt as to the enforceability of liabilities predicated on U.S.
federal securities laws determined in original actions in Belize and judgments of U.S. courts obtained in actions based upon the civil liability provisions of
U.S. federal securities laws are not enforceable in Belize. Moreover, no treaty exists between the United States and Belize for the reciprocal enforcement of foreign court judgments. Consequently, the Company's American shareholders may be effectively prevented from pursuing remedies under U.S. federal securities laws against the Company, its officers and directors.

Company Operations May Suffer Loss Relative To Currency Fluctuations And Foreign
Exchange Controls Yield A Loss For Shareholders. As part of the Company's ordinary business operations, the Company will be required to make purchases from suppliers. The Company may be required to accomplish such purchases through the use of foreign currencies other than the United States dollar. As a result, fluctuations in exchange rates of the United States dollar against foreign currencies could adversely affect the Company's results of operations. The
Company may attempt to limit its exposure to the risk of currency fluctuations by purchasing forward exchange contracts that could expose the Company to substantial risk of loss. In such a transaction, the Company would purchase a predetermined amount of foreign currency to ensure that the Company in the future will own a known amount of such currency to pay for goods at a predetermined cost. The Company believes that the use of such transactions will successfully allow the Company to better determine costs involved in its operations, and thus better manage currency fluctuations. There can be no assurance that the Company will in the future successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on the Company.

Investors May Suffer Loss From Political Policies And Foreign Operations Of The
Company. The Company anticipates dealing with international companies in the future. The Company's operations may be affected by economic, political, governmental, infrastructure and labor conditions in countries where the Company operates and/or has contractual relationships with other international companies.

Investors Rights To Litigation Are Limited. Investors cannot bring actions under the civil liability provisions of the U. S. federal securities laws against the
Company; it's officers, directors and experts. Investors cannot affect service in the United States against the Company; it's officers, directors and experts.
Investors cannot enforce judgments obtained in a U. S. court against the
Company, it's officers, and directors and experts based upon the civil liability provisions of the U. S. Federal securities laws. Investors cannot enforce, in the Belize Courts, judgments of U. S. Courts made under the civil liability provisions of the U. S. federal securities laws against the Company, it's officers, directors and experts. Investors cannot bring an original action under the civil liability provisions of the U. S. federal securities laws in the
Belize Courts.

Shareholders Might Suffer Loss Because Belize Is Not Considered An Independent
Country. Mexico and Guatemala now recognize Belize as an independent country.
However, that recognition is the result of economic pressure by the United
States and the British Government's willingness to send their troops to protect
Belize's Border with Guatemala. There can be no assurance that neither Mexican nor Guatemalan recognition of Belize would continue, without the protection of the United States and Great Britain. If an invasion occurred, Belize's history of political stability would end. Business would be impossible to conduct in
Belize.

The Company, And Its Shareholders, Has Suffered Loss Because Belize Is Subject
To Annual Hurricanes. In 2001, a Force IV Hurricane destroyed most of the buildings in the Toledo District of Belize, including the Company's office in
Punta Gorda Belize. As with any natural disaster, Hurricanes cause economic loss and some of this loss must be borne by the Company.

The Belize Economy Is Highly Dependent Upon Tourist Travel, The Loss Of Which
Could Create Loss For Company Investors. The primary attraction for foreign tourists is the Belize Reef, which is the second largest reef in the World. The
Belize Reef is dying. Without the Belize Reef to attract Tourists, the Belize
Economy may go into a serious recession.

Such circumstances could create loss for the Company and its shareholders.

Shareholders And The Company Could Encounter Loss Due To The Poverty In Belize.
Like most Central America countries, Belize faces high unemployment problems and limited employment prospects for a rapidly growing workforce. Belize has the highest rate of people who are HIV positive in Central America. The AIDS Public
Health problem can't be met with the resources currently available to Belize.
Theft and disease from potential employees of the Company might create loss for the Company and investors.

Shareholders And The Company Could Encounter Loss Due To The High Crime In
Belize. Belize City and Dangriga have crime rates equal to New York City, Los
Angeles or Chicago. Historically, most crime was petty theft. However, the spread of crack cocaine into these urban areas has lead to a significant increase in violent crime. The potential for violent crime discourages tourists and increases the risks in doing any type of business.

Shareholder Loss Might Result From Incomplete Knowledge Of Company Insiders.
The Company insiders' are entities whose purpose, activities and ownership are unknown to management. Without knowing the beneficial ownership of the Company, shareholders might not have necessary information to avoid loss of investment.

RISK FACTORS RELATED TO TAXATION:

An Investor May Not Be Able To Make A Beneficial Tax Election As A Result Of The
Company's Unwillingness To Provide Necessary Information. There is a chance that the Company could become a passive foreign investment company. If that occurs an investor may be able to make favorable tax election, provided he is notified of the favorable tax status. The Company, however, has decided that it may or may not provide the information necessary for investors to make favorable tax elections. As a result, an investor may lose such favorable tax election.

If The Company Is Judged A Foreign Passive Investment Company, Investors May
Suffer A Loss From Tax Consequences To The Investor. As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the
Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFIC that can have significant tax effects on U.S. shareholders of foreign corporations.
These rules do not apply to non-US. shareholders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is
50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such
U.S. shareholder (the deferred tax charge regime and the Qualified Election Fund
"QEF" regime). The following is a discussion of these two alternative tax regimes as applied to U.S. shareholders of the Company. Both regimes, however, may apply if the shareholder makes the QEF election after the first year in which it owned stock in the PFIC.

A U.S. shareholder who elects in a timely manner (an "Electing U.S.
Shareholder") to treat the Company as a QEF, as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company's: (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i)
generally treat any gain realized on the disposition of his or her Common Shares
(or deemed to be realized on the pledge of his or her Common Shares) as capital gain; (ii) treat his or her share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S.
Shareholder is not a corporation, such an interest charge would be treated as
"personal interest" that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedure with which a U.S. shareholder must comply in making an effective
QEF election will depend on whether the year of the election is the first year in the U.S. shareholder's holding period in which the Company is a PFIC. If the
U.S. shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. shareholder must elect to recognize (i) (under the rules of (S)1291 (discussed below), any gain that he would otherwise recognize if the U.S. shareholder sold his or her stock on the application date or (ii) if the Company is a controlled foreign corporation, the
U.S. shareholder will be deemed to have made a timely QEF election.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new
QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S.
shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the
Company is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her
Common Shares and (ii) certain "excess distributions," as specially defined, by the Company.

A Non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S.
shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S.
Shareholder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionaly a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Certain special, generally adverse, rules will apply with respect to the
Common Shares while the Company is a PFIC whether or not it is treated as a QEF.
For example under Section 1298(b)(6) of the Code, a U.S. shareholder who uses
PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.
There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules,
U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United
States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in U.S. property and previously excluded
Subpart F withdrawn from certain types of investments (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by a U.S. person who is or was a United
States shareholder (as defined in the Code, a holder of Common Shares of the
Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares of the
Company, a more detailed review of these rules is outside the scope of this discussion.

The Shareholder May Suffer Loss By Reclassification Of The Company's Foreign
Personal Holding Company Status. A foreign corporation will be classified as a foreign personal holding company (an "FPHC") if (i) at any time during the
Company's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock (by either voting power or value) (the "FPHC shareholder test") and (ii) the corporation receives at least 60% of its gross income
(regardless of source), as adjusted, from certain passive sources (the "FPHC income test"). After its initial year of qualification as an FPHC, a corporation may remain an FPHC even if only 50% of its gross income is FPHC income (i.e., passive income such as interest, dividends, etc.).

The Company believes that it does not satisfy, and expects that it will continue to fail to satisfy, the FPHC income test. The Company believes that the FPHC shareholder test also was not met prior to the Offering and will not be met immediately after the Offering. However, due to a number of factors (including the FPHC stock attribution rules, possible change in residence by current indirect shareholders, and possible acquisition of Common Stock by purchase, gift, or bequest by individuals related to or partners of current indirect shareholders) there can be no assurance that the Company will not become an FPHC in the future.

If the Company were classified as an FPHC, U.S. Holders (including certain indirect holders) would be required to include in income their pro rata share of the Company's undistributed FPHC income if they were holders on the last day of the Company's taxable year (or if earlier, the last day on which the Company satisfies the shareholder test). Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. In such a case, a U.S.
Holder would be entitled to increase its tax basis in the Common Stock by the amount of such deemed FPHC dividend. U.S. Holders who dispose of their Common
Stock prior to the date discussed above would not be subject to these rules.
Moreover, if the Company became an FPHC, United States persons who acquire
Common Stock from decedents would not receive a "stepped-up" basis in such
Common Stock. Instead, such a holder would have a tax basis equal to the lower of fair market value or the decedent's basis. The Company will notify U.S.
Holders in the event that it concludes that it is classified as FPHC for any taxable year.

The shareholder may suffer loss resulting from the Company becoming liable for Personal Holding Company Tax. A corporation will be classified as a personal holding company (a "PHC") if (i) at any time during the last half of the Company's taxable year, five or fewer individuals own more than 50% of the corporation's stock (by value) directly or indirectly (the "PHC Shareholder test") and (ii) the corporation receives at least 60% of its gross income, as adjusted, from certain passive sources (the "PHC Income test"). However, if a corporation is an FPHC (see above) it cannot be a PHC.

The Company believes that it does not satisfy, and will continue to fail to satisfy, the PHC shareholder test. The Company believes that the PHC income test will not be met for the current taxable year and that it consequently will not be classified as a PHC. However, there can be no assurance that the Company will not become a PHC in the future.

A corporation classified as a PHC is subject to a 39.6% tax on its undistributed personal holding company income. Foreign corporations (such as the Company)
determine their liability for PHC tax by considering only (i) gross income derived from United States sources and (ii) gross income which is effectively connected with a United States trade or business (collectively, "U.S. Taxable
Income").

RISK FACTORS RELATING TO MEETING UNITED STATES SECURITIES AND EXCHANGE
COMMISSION DEFINITIONS:

Risk Of The Company Being Unable To Raise Funds In The United States May
Result In Shareholder Loss. The Company is at significant risk of being considered a blank check company under the Securities Act, Rule 419. This would potentially restrict the Company's ability to raise capital through offerings registered in the United States. It would not restrict funds being raised outside the United States or through private placement. The Company's 20-F filing is a registration statement not an offering memorandum. The Company does not intend to seek to raise money within the United States.

Shareholders may suffer loss from the Company being classified by the SEC as an unregistered investment company because of lack of operations. If the
Company continues to have no operations, and engages in only fund raising activities, the U.S. Securities and Exchange Commission could classify the
Company as an unregistered investment company in violation of the Investment
Company Act of 1940. The Company will seek to make acquisitions and in that context may seek to raise funds. However, at present, the Company is not seeking to raise funds for the sake of raising funds. The Company believes that it does not meet the definition of an unregistered investment company. However, such a classification could become possible.

Loss Relative To The Stock Trading Requirements Of SEC Rule 144 May impact shareholders. Ninety percent (90%) of the Company's issued shares are insider shares. They are subject to Rule 144. This means that these shares cannot be sold for one year. At the end of the one-year holding period, these shares would be subject to the Insider Trading Rules that would limit the rate of sale of insider shares into the United States Market. However, any sale of insider shares will adversely affect the Company's share price. Should the
Company issue shares in the future the additional shares would dilute present shareholder equity in the Company. The sale of such shares would adversely affect the Company's share price. While such insider sales would be subject to
American Securities Laws, the result of such sales risks the loss in any investment made by shareholders in the Company's stock.

RISK FACTORS RELATED TO THE COMPANY'S DEPENDENCE UPON THIRD PARTIES:

If Equity Finance Holding Corporation Fails, The Company May Fail And
Shareholders May Lose Their Investment. Because the Company is depending on
EFHC to assist with raising funding, the Company may not be able to raise funds to meet disclosed obligations and operations, if EFHC fails. The Company has no financial obligation to Equity Finance Holding Corporation. Total payment from
Tech 2000 Corp. to Equity Finance Holding Corporation, for management consulting services, was an amount of US$145,000 with payments spread over 8 months. There is no financial obligation after the Company trades the NASD OTCBB. EFHC has established a relationship with the Company that should result in future business in the form of referrals. While EFHC is still not profitable, EFHC has survived several years being unprofitable and has every reason to believe that it will continue to survive. However, there is a risk that EFHC will fail. In that event, there is a significant risk to the Company that EFHC will not be able to assist the Company find funding.

The Company's 20-F Filing Completion Depends Upon The Help Of Equity Finance
Holding Corp. The EFHC auditors have expressed concerns about the financial viability of EFHC in a "Going Concern" note to EFHC's last audit.
Since EFHC is completing the Company SEC registration statement, Form 20-F, that process cannot be depended upon being completed if EFHC fails.

The Shareholder May Suffer Loss Related To Management's Ability To Change The
Nature Of Business Operations. The Company has no obligation to engage in the business described in the registration statement. Present management has disclosed the intent of the Company to engage in the disclosed business.
Management could, at some future time, engage in presently unknown business opportunities other than those the Company has presently disclosed in this registration document.

RISK FACTORS RELATED TO POLITICAL AND ECONOMIC STABILITY IN GLOBAL OPERATIONS:

The Company Shareholders May Suffer Loss Related To International Operations And
Particular Operations In The PRC And Hong Kong As A Result Of Political And
Economic Developments. Since the Company targets Asia and particularly the
Peoples Republic of China as a business location, the shareholders may suffer loss doing business in China. Pursuant to the Sino-British Joint Declaration,
the government of the PRC began to exercise sovereignty over Hong Kong, effective July 1, 1997, through the Hong Kong Special Administrative Region, which was established pursuant to Article 31 of the PRC constitution. The PRC has agreed that (i) Hong Kong's current social and economic system will remain unchanged for 50 years after July 1, 1997, with the Special Administrative
Region to be administered by local inhabitants under the PRC's "Basic Law," and
(ii) the laws currently enforced in Hong Kong will remain largely unchanged and foreign investment will be protected by the law. There can be no assurance that the Basic Law as adopted in its present form will not be changed or interpreted in a materially adverse manner for the Company in the future or that any such changes or interpretations would not be given retroactive effect. As of December
2000, we were required by the government of the Hong Kong Special Administrative
Region to comply with its laws and regulations in connection with the Mandatory
Provident Fund ("MPF") to be set up for each of our employees. We believe that all of our operations in Hong Kong are in compliance with the relevant laws and regulations of the Hong Kong Special Administrative Region, however, amendment of its existing laws and regulations may impose additional requirements and compliance with such laws and regulations may require us to incur significant capital expenditures or liabilities, which could create substantial financial burden and hence make it impractical, inefficient or impossible for us to conduct business in or from Hong Kong.

The Company Shareholder may suffer loss from the PRC Exchange Controls and Other
Limitations affecting Security Holders. There are no exchange control restrictions on the payment of dividends on the Common Stock in Hong Kong. The shares of Common Stock of the Company are issued in the currency of the United
States. Should the Company decide to take on purchases and sales for or with our customers in the currency of the PRC, the Renminbi, we would subject ourselves to dealing with a currency that is not freely convertible into foreign currency.
The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. Prior to January 1, 1994, the PRC had a dual exchange rate system, which consisted of the rate fixed time-to-time by the PRC State Administration of Exchange Control (the "SAEC") and the rates prevailing in the various swap centers around the country (the "Swap Rates"). In most cases, foreign enterprises satisfied their need for foreign currency through such means as exporting products for foreign currency, selling "import substitute" products in the PRC for payment in foreign currency, or accessing a swap center. Among the more widely used Swap Rates was the rate at the swap center in Shanghai. Effective January 1, 1994, a new unitary, managed floating-rate system was introduced in the PRC to replace the previous dual-track foreign exchange system, which was abolished pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency
Control System (the "PBOC Notice"). The conversion of Renminbi into U.S. dollars must now be based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In furtherance of these currency reforms, the China Foreign Exchange Trading Center
(the "CFETC") was formally established in Shanghai and began operating in April
1994. The establishment of the CFETC was originally intended to coincide with the phasing out of the swap centers. However, the swap centers have been retained as an interim measure and it is envisaged that the local swap centers will be phased out gradually.

Currently, foreign investment enterprises ("FIEs") in the PRC (including
Sino-foreign equity and co-operative joint ventures) are required to apply to the local bureau of the SAEC for "foreign exchange registration certificates foreign investment enterprises." Upon the presentation of appropriate documentation, FIEs may enter into foreign exchange transactions at swap centers, or in the future, in the event the unitary exchange rate system is implemented as anticipated, through the unified market when all swap centers are consolidated under the CFETC. On January 29, 1996, the State Council promulgated the Regulations of the People's Republic of China Regarding Foreign Exchange
Control (the "Regulations") that came into effect on April 1, 1996. Pursuant to the Regulations, conversion of Renminbi into foreign exchange for current account items is permissible. Conversion of Renminbi into foreign exchange for capital items, such as direct investment, loans or security is still under the sole jurisdiction and requires approval of the SAEC.

As a result of the adoption of the unitary exchange rate system on January 1,
1994, the official bank exchange rate for Renminbi to U.S. dollars experienced an immediate devaluation of approximately 50% to US$1.00 .2 = Rmb 8.7000. Any future volatility or devaluation of the Renminbi could have a material adverse effect on the Company's business, results of operations and financial condition.

As the Company has not entered into any Renminbi-denominated purchases or sales for or with customers, they currently do not have to obtain any required approvals for the conversion and remittance abroad of foreign currency necessary for the operations of any of the Company's business in the PRC. However, if the
Company does transact business in Renminbi in the future and obtain the required approvals, such approvals do not guarantee the availability of foreign currency, and no assurance can be given that the Company will be able to convert sufficient amounts of foreign currency in the PRC's foreign exchange markets in the future at acceptable rates, or at all, for the repayment of debt, payments of interest, purchases of equipment or payment of dividends, if any, and payments for services and other contracts.

All of the Company's sales and purchases for and with customers will be denominated in U.S. Dollars. If the Company were to transact business in
Renminbi or other currencies, it would subject itself to a variety of risks associated with changes among the relative currency values. The Company does not currently hedge its foreign exchange positions. Since 1983, the Hong Kong government has maintained a policy of linking the U.S. Dollar and the Hong Kong
Dollar at an exchange rate of approximately HK$7.75 to US$1.00. There can be no assurance that such link will be continued, although the Company is not aware of any intention of the Hong Kong government to abandon such link. The PRC government sets the exchange rate between the Renminbi and all other currencies.

Over the last five years, the Renminbi has experienced significant devaluation against most major currencies. If the value of the Renminbi (if the Company were to transact business for or with customers in Renminbi) or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuations may have a positive effect on the results of Renminbi relative to the U.S. Dollar would increase the expenses and therefore would have a material adverse effect on business, financial condition and results of operations.

Political And Economic Instability In The PRC May Result In Loss To The
Company Shareholders. Since 1979, the PRC adopted an open-door policy and the country is gradually shifting itself towards a more market-oriented economy.
Such reforms have resulted in significant economic growth and social progress.
Many of the reforms are unprecedented or experimental and will be refined and improved upon. The reforms over the past 20 years have significantly opened up the country's investment and business environment compared with the past, but as the economy is now at a transitional stage, a number of reforms are subject to further refinements and readjustments. The Company is operating on the assumption that, in the long term, such refinements and readjustments should in most cases improve the overall investment and business environment that would be advantageous. However, there is no guarantee that such reforms will benefit the
Company immediately, and it is difficult to determine whether such reforms may have direct or indirect negative impacts on the business and operations in the future.

The Legal And Regulatory Framework Of The PRC Could Create Losses For The
Company Shareholders. The National People's Congress, or its Standing
Committee, is responsible for the passing of new laws of the PRC and any amendments thereto. The PRC legal system is based on written statutes. Court judgments are therefore not legally binding - although judges in subsequent cases will often make reference to them in forming their judgment. The interpretation of the PRC laws may be subject to policy changes reflecting the domestic, political and social developments at the time. Since 1979, to facilitate foreign investments and to meet the needs of investors, the PRC government has been developing and modifying its economic systems by promulgating a series of economic related laws and regulations. As the legal system of the PRC keeps evolving, the promulgation of new legislation, the changes to existing laws and regulations and the precedence of national laws over local regulations may have negative impacts on foreign investors. Although throughout the past 19 years, the legal system of the PRC in general has been evolving in favor of foreign investors, there is no guarantee that the changes and modifications of laws and regulations in future will be advantageous to foreign investors as in the past. Therefore uncertainty exists as to changes to and/or development of any PRC laws and regulations and of the legal system itself. There is no assurance that any change in and interpretation of the PRC laws and regulations in future will not have any adverse effect on our business and prospects.

RISK FACTORS RELATED TO OPERATING IN AN INTERNATIONAL ELECTRONICS AND
SEMICOUDUCTOR INDUSTRY ENVIRONMENT:

Shareholders Might Encounter Loss Resulting From The Company's Business Is
Impacted By The Slowdown In Economies Worldwide. The Company's business is dependent on current and anticipated market demand for electronics, which has been negatively impacted by the slowdown in the economies of the United States,

Asia, and elsewhere that began in the second half of 2000. The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce capital investment. These cutbacks have been particularly severe in the electronics and semiconductor industry that the Company serves. We cannot predict if or when the growth rate of worldwide economies will rebound or whether the growth rate of the Company's business will rebound when the worldwide economies begin to grow. While the Company's diverse businesses may allow the Company to perform better than some companies in periods of economic decline, the effects of the economic decline are being felt across all electronics business.

The Company's Business Is Dependent On The Current And Anticipated Market For
Electronics And Shareholder Loss Could Result From A Bad Estimate Of The Market.
The volatility of this market creates a situation whereby the company cannot be reliable in market estimates. The Company's business and results of operations depend in significant part upon capital expenditures of manufacturers of semiconductors and other electronics, which in turn depend upon the current and anticipated market demand for those products. The current and anticipated market demand for electronics has been impacted by the economic slowdown that began in the latter portions of 2000 and by the terrorist attacks of September 11, 2001.
Historically, the electronics and semiconductor industry has been highly cyclical with recurring periods of over supply, which often has had a severe negative effect on demand. The Company believes that the markets for newer generations of electronic products such as those the Company brokers and markets will also be subject to similar fluctuations. The Company is dependent on the timing of customer orders and the deferral or cancellation of previous customer orders. The Company cannot assure that any future increase in sales or bookings for a calendar quarter will be sustained in subsequent quarters. In addition, any factor adversely affecting the electronics industry or particular segments within the electronics industry may adversely affect the Company's business, financial condition and operating results.

The Company Has Taken And Expects To Continue To Take Measures To Address The
Recent Slowdown In The Market For The Company's Future Products That Could Have
Long-Term Effects On The Company's Business. The Company has taken and expects to continue to take measures to address the recent slowdown in the market for its future products. In particular, the Company has frozen hiring, delayed salary increases, deferred pay to officers, discontinued planned offerings of some products, and delayed the Company's planned expenditures and expense budgets. These measures will reduce the Company's expenses in the face of decreased revenues due to potential decreased or cancelled future customer orders. However, each of these measures and any additional measures taken in the future to contain expenditures could have long-term effects on the Company's business by reducing the Company's pool of technical talent, decreasing or slowing improvements in product offerings, and making it more difficult for the
Company to respond to customers.

If The Company Fails To Acquire New Product Lines To Adapt To The Company's
Customers' Needs And If The Company's Customers Fail To Accept The Company's New
Products, It Will Adversely Affect The Company's Revenues. The Company believes that the Company's marketing position depends primarily on the technical competence and creative ability of the Company's suppliers. The supplier's development of new technologies, commercialization of those technologies into products, and market acceptance and customer demand for those products is critical to the Company's success. Successful product development and introduction depends upon a number of factors, including: - new product selection; development of competitive products by competitors; - timely and efficient completion of product design; and -supplier's timely and efficient implementation of manufacturing and assembly processes and product performance at customer locations.

Intense Competition In The Company's Industry May Affect The Company's Revenues
And Shareholder May Suffer Loss. Since the company only markets and brokers products produced by others, and does not manufacture its own products, it faces substantial competition, throughout the world, in each of the Company's operating segments. Some of these competitors also have substantial financial and other resources to pursue engineering, manufacturing, marketing and distribution of their products. The Company also faces competition from international suppliers at several of the Company's customers. Some of the
Company's competitors have introduced or announced new products with certain performance characteristics that may be considered equal or superior to those the Company plans to offer. The Company expects competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by competitors could cause a decline in sales or loss of market acceptance of the Company's products. Moreover, increased competitive pressure could lead to intensified price based competition, which could materially adversely affect the Company's business, financial condition and results of operations.

The Company Is Subject To Risks Of Operating Internationally; Therefore
Shareholders Are Accepting A Global Business Risk. The Company expects to derive a significant portion of the Company's total revenue from customers outside the
United States. The Company's international sales are subject to significant risks and difficulties, including: - unexpected changes in legal and regulatory requirements and in policy changes affecting the Company's markets; - changes in tariffs and exchange rates; - political and economic instability and acts of terrorism; - difficulties in accounts receivable collection; - difficulties in staffing and managing international operations; and - potentially adverse tax consequences, such as the World Trade Organization's dispute against the U.S.
Foreign Sales Credit.

Reliance On The Suppliers And Manufacturers In The PRC And Other Countries In
Asia Could Result In Shareholder Loss. The Company is heavily reliant on suppliers and manufacturers in the PRC and other Asian Countries to fulfill specific requests and orders placed by customers. While the Company's directors, management and officers do not limit sourcing activities in the PRC, it is anticipated that the Company will carry out a substantial portion of such sourcing activities in the PRC. Therefore, this aspect of ITEL's business is subject to changes in economic, political and social conditions in the PRC.
There can be no assurance that such changes will not adversely affect the execution of the contemplated business plan by the directors and officers and management.

ADDITIONAL RISK FACTORS:

Shareholder Loss May Result From Poor Management of Potential Growth.
The Company's ability to manage future potential growth, if any, will require a continual process of implementation and improvement in our operational, financial and management information systems and control; employment and effective training of its new employees, including management, marketing and technical personnel; and also proper motivation and management of our new employees so as to allow our overall operations to flow effectively and to integrate them into our corporate culture. Although the directors and officers have previously contributed to the growth of other companies, there can be no assurance that the management will be able to achieve similar or identical results and performances successfully. If the Company fails to manage future potential growth effectively or loses the services of one or more of its key personnel, it would incur a material adverse effect on the results of operations and the ability to execute the Company's business strategy.

Shareholders Cannot Be Assured Of The Company's Ability to Attract and Retain
Qualified Personnel. The Company's ability to attract and retain qualified personnel is critical to the implementation of its business plan. No assurances can be given that the Company will be able to retain or attract such qualified personnel or agents to implement its business plan successfully. If for any reason, the Company were unable to attract and retain the qualified personnel necessary, ability to implement the business plan would be adversely affected.

Heavy Dependence on Service and Purchase Contracts for Current Revenues Could
Create Loss For Shareholders. During our start-up stage, the Company is heavily dependent upon future service orders with suppliers and future sales orders with customers. A large percentage of future revenue will be derived from the commission received of the invoice value of goods purchased on behalf of customers. Further, there may be service contracts whereby the customer is obligated to pay a stipulated fee that is to be deducted if the commission payable is higher than the retainer fee at the end of each quarter. In light of the intense competition, there can be no assurances that there will be no default on either party to or early termination of any future service agreements in order to sustain and achieve future revenues.

Also, the Company may seek future customers for the sale, purchase, export and delivery of merchandise from the PRC. A portion of revenue may be derived from exporting such shipments of goods at reasonable and competitive costs. With the slowing down of the economy in the foreseeable future, there can be no assurances that the Company will able to obtain a continuous flow of contracts to allow an accumulation of revenue.

ITEM 4. INFORMATION ON THE COMPANY

     A. History and Development

     The International Technology Enterprises Ltd. (the "Company") was
incorporated under the laws of Belize on September 27, 2000. The Company was incorporated for the original purpose of manufacturing and distributing electronic products. "The Company was not founded to do business in the United
States. The Company does not, nor does it intend to, do business in the United
States." The original strategy was to purchase that capability. A letter of intent was sent to Tech 2000 Corp., a contract manufacturer of integrated circuit boards, 5 March 2001 and terminated 10 May 2001 (by telephone call). The letter was rescinded and the transaction did not occur. There were no material costs associated with this letter of intent to purchase. There is no other documentation related to this matter exchanged between the parties. The letter of intent was terminated because the Company strategy was to maintain its status as a brokerage company manufacturing nothing and holding no inventory.

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

            The Company is domiciled in Belize.

     Belize International Business Corporation law, amended to year 2000, provides the legal framework for the Company. The key features of the Belize act are as follows: no income tax, stamp duty, estate taxes, capital gains or withholding tax: having only one shareholder/subscriber permitted; share may be held by corporations or trusts; a single director allowed which may be a corporation or trust; non-disclosure of beneficial owners; bearer shares permitted - shares may be issued without par value; IBC'S can be used for financial management, investment holding, ship or property ownership, share ownership of other companies, leasing of assets, copyrighting and/or licensing as well as general commercial trading no exchange control; private label company availability; low fees for setup and renewal; no statutory accounting or auditing records need to be filed in Belize; no minimum capital requirements.
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

     In 1999, global electronic equipment production was almost US$1.1 trillion driven by an insatiable appetite for communications equipment. The convergence of personal computers, communication devices, satellite entertainment and the
Internet is spinning off many new products that offer the consumer both greater convenience and mobility. All this provides a platform for an exciting new millennium, as several industry sectors are raising their demand for more applications that translate into more business opportunities for PCB manufacturers. In the new order, OEMs are focusing on their core competencies, leaving the PCB business to specialist companies. To be successful in this exciting new environment, the Company has to be customer focused, knowledge driven and e-business enabled with a high access to supplier manufacturing flexibility.

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

     Additional information revising the above projections down to a more recent level were discussed in: Semiconductor Market Forecast Update, Cahners In-Stat
Group, Report Number: SI01-14MF, Publication Date: November 2001, Number of
Pages: 35, Report Price: $2,495 USD:"The current economic conditions and semiconductor industry overcapacity are expected to result in a 15% drop in semiconductor revenues from 2000 to 2001. The year 2001 has been a bad year for the semiconductor industry. As the economic slowdown spreads around the world we have lowered our forecast for 2001 to $138.3 billion, 32.3% below 2000. Although we expect quarter to quarter growth throughout 2002, the growth will be slow and total revenue for the year is expected to be 5.7% below 2001." They project continued growth to 2004.

     In the Electronic Engineering Times article, Valley entrepreneurs look homeward to China, Posted : 17 Aug 2001 they write: "We are blessed by China,"
said Bo Wu, CEO at EnReach Technology Inc. (Alviso, Calif.), whose business targets the emerging broadband market...Most analysts and Tsinghua graduates agree that Internet demand in China is huge, despite some existing infrastructure problems. AsiaTech's Liu acknowledged that the user experience in
China so far hasn't been good, "due to the slow bandwidth available on the network, compounded by technology glitches." The PC penetration rate in China is also extremely low--some estimate it has reached only several percent of the total market. But that's not enough to put a drag on Internet uptake among the
Chinese. "Think about [the] 80 million people in China who are already cell-phone users," said Liu. When even a fraction of them start using the phones to connect to the Internet, the traffic that Internet data centers in China must handle will soar, he said. The demand they speak of involves increases in the electronic industry market and provides opportunities for "brokerage" of ICBs and other electronics products. The registration statement has been amended accordingly.

     Competition for the consumer electronics industry comes from all directions
- even from once-unlikely segments such as industry suppliers. For ITEL to survive in this environment and with its business plan, new strategies and partnerships will need to be developed, as well as creation of an effective game plan for future contingencies. Industry observers have watched as a steady stream of nontraditional competitors continues to flow into an already crowded consumer electronics marketplace. Signs of change are everywhere. Consider the choice of keynote speakers at the 2001 Consumer Electronics Show, "As if bracing for a competitive onslaught" is not enough, consumer electronics makers must face another challenge affordable supply. Shortages inevitably occur. Which manufacturing partners will suppliers favor; the traditional electronics manufacturer, the conglomerate with a broad array of products and services, or perhaps their very own product line? Where will loyalties lie? With significant pressure mounting on both ends of the value chain, what will keep the Company competitive as a consumer electronics company from being squeezed out of play?
ITEL believes that the something that will provide the competitive advantage will be the "brokerage concept" of doing global electronics business.

     The Company intends to promote its services on a worldwide basis, initially targeting Asia, then Europe and Latin America.

     Initially, the Company intends to promote its services through electronic trade shows, in computer related magazines and through a web site it intends to create.

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

     Employees

     The Company currently employees no full-time employees and no part- time employees other than its officers and directors who devote approximately 10% of their time to the operation of The Company. The Company intends to employ these additional employees on as needed basis. However, the Company does work with one independent contractor to man the office in Belize and conduct operations on a fulltime permanent basis as a resident of Belize. There is no written contract with this individual. Additionally, the Company has agreed to services with a resident agent, on a fulltime permanent basis, to interface Company operations with the Belize Government. The resident office person is assisting with the relocation of the office after the Hurricane. Aside from seeking to rebuild or relocate the Punta Gorda office, there are no activities currently being conducted in Belize. It's anticipated that the office problem will be resolved in January 2002. Without an office, and with limited cash resources, it's difficult to conduct business.

     Competition

     The Company competes with many other brokers and consulting firms who broker computer hardware and software to third parties all of which the Company believes have greater financial resources than The Company.

C.   Organizational Structure

Not Applicable.

D.   Property, Plants and Equipment

     Currently the Company does not own any property. The Company's executive offices are located at 1st Floor East Wing, 65 Front Street, Punta Gorda,
Belize. Its telephone number is (501)(7) 22342. The offices are sublet from
International Technology Industries Corp on a month-to-month basis. The monthly rental is US$900.00. The Company uses approximately 100 square feet of space.
The space consists of desks, telephone equipment, computer equipment and on-line
e-mail services. It is at this location, when in the future stock market trading and subsequent operations commence, that (1) the brokerage contracts will be entered into between the Company and customer and (2) the Company will locate the computer equipment desired by the customer. Because the space is used on a month-to-month basis, the Company can be asked to vacate at anytime without advanced notice. If that should occur, the Company believes that it can find adequate alternative office space without interruption of operations. Until the arrival of Hurricane Iris, which devastated Belize in October of 2001, the 65
Front St. facilities disclosed were occupied on a regular basis--allowing for travel schedules. Hurricane Iris has necessitated temporary arrangements and repairs, which are now underway but yet to be completed, to the facility. The facility in Punta Gorda suffered significant damage. Mr. Mahan is living in
California. He's coordinating the 20-F registration filing for the Company from the U.S. because it is cost and time efficient. There are no Company facilities in neither California, nor are there Company facilities in any other United
States locations.

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
Future revenues in this segment are governed primarily by Asian market prices for the Company's services. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the
Company's operation and development expenditure, which is primarily incurred in
Belize dollars that is the same as the U.S. dollar. The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. This exposure to inflationary pressure is dependent on the price of electronic products in an unregulated market. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of electronic products.

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

     Quan Van Nguyen

     Mr. Van Nguyen, is a founder and a member of The  Company's Board of
Directors. Mr. Van Nguyen is a resident of Viet Nam and has experience in managing companies in Viet Nam. From June 1990 to April 1995, Mr. Van Nguyen
owned and operated Rivers Transportation in Viet Nam. From May 1995 to present,
Mr. Van Nguyen owned and operated a construction company located in Viet Nam.
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

     C. Board Practices

     The term of offices for the current Board of Directors will expire at the next annual meeting of shareholders with the exception of one member of the
Board of Directors who will be selected for a five-year period. The Company has not scheduled its next annual meeting.

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

                                       37

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
----------------------------------- -------------------- --------------- ----------------------

Relationship and Transactions with Equity Finance Holding Corporation
andInternational Technology Industries Corp.

     Relative to Item 4.C of Form 20-F, the relationships among the common shareholders owning 10% or more of the related foreign corporations is listed in the table below. Since each of the foreign corporations, except ITEL, involved in these transactions is not a reporting company in the United States, it is not possible to determine all shareholders because the information is not disclosed.
The table below discloses the major shareholders of the Company (those with greater than 2% of the common stock). The "host country" is the United States.
The Company stock is owned by 733 public shareholders.. Currently, there are 722 host country shareholders of the Company's common shares. Non-"Host-Country"
(i.e., non-United States--the "host country") shareholders total 11 holders of record as of March 19, 2001. They hold 99% or 5,139,382 shares of the 5,149,193 total shares outstanding as of March 19, 2001. Thus, non-host country, non-U.S.
resident shareholders, own 99% of the Company shares. There are 9,811 total (or
1% of total shares) "host-country" shares held by 722 United States Resident
Shareholders.

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

     Equity Finance Holding Corporation (EFHC) has a management consulting services agreement (See Exhibits) with Tech 2000 Corp. which is located in
Phoenix, Arizona, United States. These services included assisting with formation of the Company as a Belize entity and development of a funding stream for the Company as a new international brokerage corporation that might ultimately provide international brokerage services to Tech 2000 Corp. There are no obligations between the Company and Tech 2000 Corp. at this time. EFHC is assisting the Company with this registration and the application to NASD to list the Company with the NASD OTCBB for trading in the United States. EFHC intends to assist the Company list shares for trading in Europe as well. Once the
Company shares are listed in Europe, EFHC believes it may be able to develop the contacts to develop European or Asian private placement funding for the Company.
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

     The Company has no financial obligation to Equity Finance Holding
Corporation. Total payment from Tech 2000 Corp. to Equity Finance Holding
Corporation, for management consulting services related to the formation of the
Company, was an amount of US$145,000 with payments spread over 8 months. There is no financial obligation to the Company after the company trades the NASD
OTCBB. EFHC's shareholders benefit by being paid a stock dividend of the
Company. Disclosure in Equity Finance Holding Company's Form 20-F for the year ended 31 December 2000 indicated an amount of $2,575 due to the Company from
Equity Finance Holding Company, at 5% annual interest, principle and interest due December 2005. Subsequent to the EFHC 20-F Annual Report filing, the amount discussed in this disclosure was rescinded based upon payments of cash for the
Company's stock by EFHC. EFHC has established a relationship with the Company that should result in future business in the form of referrals. EFHC has survived several years being unprofitable and has every reason to believe that it will continue to survive. However, there is a risk that EFHC will fail. In that event, there is a significant risk to the Company that EFHC will not be able to assist the Company find funding.

The EFHC agreement to pay a stock dividend to the EFHC shareholders and assist
ITEL register this stock dividend with the SEC generated the transaction. The registration of the stock dividend and the subsequent listing of ITEL shares on the OTCBB would extinguish the debt created by ITEL paying the costs in full before the service was completed.

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

     Mr. Phong Huy Dinh is President of Tech 2000 Corp. which is located in
Phoenix, Arizona, United States. Equity Finance Holding Corporation (EFHC) has a
management consulting services agreement with Tech 2000 Corp. These services include assisting with formation of the Company and development of a funding stream for the Company as a new international brokerage corporation that might ultimately provide international brokerage services to Tech 2000 Corp. Mr. Phong
Huy Dinh is a potential candidate for the presidency of the Company, once trading of stock is commenced. At this time, there are no negotiations for acquisition of Tech 2000 Corp. by the Company.

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

     Mr. William Cate is the Managing Director of Beowulf Investments. Beowulf
Investments is contracted (See Exhibits) with the Company to assist with funding, in the event the Company is publicly traded. Mr. Cate is currently also on the Board of Directors of Equity Finance Holding Corporation. On January 4,
1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the staff of the Securities and Exchange
Commission.

     There is no trading market for these shares. However, the Company will seek to list these common shares for trading on the Over-the-Counter Bulletin Board
(OTCBB) in the United States. The Company will qualify for listing on the Berlin
Stock Exchange OTC Market; The Hamburg OTC Market or the Third Tier of the
Frankfurt Stock Exchange subject to their being no outstanding comments with the staff of the SEC. There can be no assurance that such listings will occur. If the shares trade there can be no assurance that they will trade at any price.
Equity Finance Holding Corporation has arbitrarily valued the shares at two
Belize cents (B$0.02), which is one U.S. Cent (US $0.01). If the OTCBB and
European listings occur, the Company believes that the primary trading market for its shares will be in Europe and Asia and not the United States. Equity
Finance Holding Corporation bought ten percent of the issued shares of
International Technology Enterprises Ltd. with the intent to issue the shares as a non-cash dividend to Equity Finance Holding Corporation's registered shareholders. The sale resulted in a ten percent reduction in the ownership of
International Technology Enterprises Ltd. by its Belize owner(s). No dividends have been declared on the Company's stock. The Company does not foresee any dividends being declared soon. 515,093 common shares were sold to Equity Finance
Holding Corporation. The Company was organized at the first meeting of the Board of Directors on 30 September 2000. At that time, the Company increased the issued common shares from 50,000 to 5,149,193 common shares. It increased the authorized shares from 50,000 common shares to 100,000,000 common shares. As of
19 March 2001, the Company had 733 holders of record of its common shares.
Currently, there are 722 U.S. shareholders of the Company's common shares for a total of 9,811 shares, 0.19% of the total outstanding shares.

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

ITEM 10. ADDITIONAL INFORMATION

     A. Share Capital

     The Company sold 515,093 shares of its Common Stock to Equity Finance
Holding Corporation ("EFHC") on 30 September 2000. EFHC is a Belize company, publicly trading in the United States. Its trading symbol on the
Over-the-Counter-Bulletin-Board is EFHLF. EFHC common stock is traded on the
Bulletin Board ("Bulletin Board") operated by the National Association of
Securities Dealers, Inc. ("NASD"). The shares were without restriction, except for a stock pooling agreement, and were issued outside the United States by a
Belize corporation to a Belize corporation and accordingly, the securities laws of the United States did not apply to the transaction. On 30 December 2000, EFHC distributed the foregoing 515,093 to its shareholders as a stock dividend.

     Common Shares

     The authorized Common Shares of the Company consists of 100,000,000 B$0.001 per share par value Common Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Shares could, if they chose to do so, elect all of the directors of the Company. As of 19 March 2001, 5,149,193 shares of Common
Stock were issued and outstanding. All issued and outstanding shares were fully paid.

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

     10.  There are no conditions imposed by the Memorandum of Association governing changes in capital which are more stringent than is required by Belize law.

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

     The Company may from time-to-time, by resolution of directors, increase or reduce the share capital. An action which increases the share capital could prevent a third party from acquiring sufficient shares to take control of
theCompany. Provisions of our charter and by-laws and Belize law make a takeover of our company more difficult. Our basic corporate documents, our stockholder rights plan and Belize law contain provisions that could discourage, delay or prevent a change in the control of our company, even if a change of control would be beneficial to our stockholders. The Company's Board of Directors could use its power to issue preferred shares or other rights superior to those of ordinary shareholders. Such action could be taken to prevent an unfriendly takeover of the company. The issuance of additional shares in whatever form or for whatever reason might deny the public shareholders from realizing a premium over the market value of their shares. Under Belize Law, there is no legal recourse for such Board of Directors action available to minority shareholders.

C. Material Contracts

     The Company has entered into two material contracts included herewith as
Exhibits to this document. A BEOWULF FIRM COMMITMENT UNDERWRITING AGREEMENT, with Beowulf Investments whereby Beowulf Investments agrees to purchase
3,000,000 warrants of International Technology Enterprises Ltd. A Management
Consulting Agreement with Equity Finance Holding Corporation to assist the
Company become a U.S. reporting public company and qualify to trade on the NASD
OTCBB.

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

     Dividends on distributions are taxed as ordinary income in the United
States. Other countries may apply different requirements.

     Estate and Gift Tax

     Belize does not impose any estate, inheritance or gift taxes. Therefore, no
Belize estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common stock of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian
Federal Income Tax Considerations" above).

     The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service
("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. HOLDERS

     As used herein, a "U.S. Holder" includes a holder of common stock who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common stock of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S.
Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DIVIDEND DISTRIBUTIONS ON SHARES OF THE COMPANY

     Except as otherwise discussed below under "Passive Foreign Investment
Company Considerations," U.S. Holders receiving dividend distributions
(including constructive dividends) with respect to common stock are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations, against the U.S. Holder's United States Federal taxable income by those who itemize deductions. See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as a gain from the sale or exchange of the common stock. Preferential tax rates for net capital gains are applicable to a
U.S. Holder that is an individual, estate or trust.

     In general, dividends paid on common stock will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company is a
"foreign personal holding company" as defined in Code Section 552, or a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

FOREIGN TAX CREDIT

     A U.S. Holder who pays (or who has had withheld from distributions)
Canadian income tax with respect to the ownership of common stock may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S.
Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income.
The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

     Except as otherwise discussed below under "Passive Foreign Investment
Company Considerations," gain or loss realized on a sale of common stock will generally be capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gain realized upon a sale of common stock may under certain circumstances be treated as ordinary income, if the Company were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the common stock. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S.
Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     If the Company is a "passive foreign investment company" as defined in Code
Section 1296 (a "PFIC"), U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such
U.S. Holder. Code Section 1296 defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value
(or, if the Company elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company currently qualifies as a PFIC because 75% or more of its gross income for the taxable year is "passive income," and may have been a PFIC in prior years. The rules applicable to a PFIC that is also a "controlled foreign corporation", as defined in Code Section 957, are more complex and are beyond the scope of this discussion.

     A U.S. Holder who elects in a timely manner to treat the Company as a
"qualified electing fund"(an "Electing U.S. Holder") will be subject to current federal income tax under Code Section 1293 for any taxable year in which the
Company is a PFIC (or is treated as such with respect to the Electing U.S.
Holder) on his or its pro-rata share of the Company's (i) "net capital gain"
(the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder; and
(ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the
Company's taxable year ends, regardless of whether such amounts are actually distributed.

     The qualified electing fund ("QEF") election generally also allows the
Electing U.S. Holder to (i) treat any gain realized on the disposition of his or its common stock (or deemed to be realized on the pledge of his or its common stock) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge on such deferred taxes.

     The procedure a U.S. Holder must comply with in making an effective QEF election will depend upon whether the year of the election is the first year in the U.S. Holder's holding period. If the U.S. Holder makes a QEF election in such first year, then the U.S. Holder may make a QEF election by filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.

     When a timely QEF election is made in the first year of the U.S. Holders'
holding period for which the Company qualifies as a PFIC, if the Company no longer qualifies as a PFIC in the subsequent year, normal Code rules will apply.
It is unclear whether a new QEF election would be necessary if the Company thereafter re-qualifies as a PFIC.

     If a U.S. Holder does not make a QEF election for the first year during which he or it holds (or is deemed to have held) the common stock in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Code Section 1291 will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or its common stock and (ii) certain "excess distributions", as specifically defined by the Company.

     A non-electing U.S. shareholder generally will be required to pro-rate all gains realized on the disposition of his or its common stock and all excess distributions over the entire holding period of the common stock. All gains or excess distributions allocated to prior years of the U.S. Holder (provided that such years are not prior to the first day of the first taxable year of the
Company during such U.S. shareholder's holding period and beginning after
January 1, 1987 for which it was a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year. A non-electing U.S.
Holder also will be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

     If the Company is a PFIC for any taxable year during which a non-electing
U.S. Holder holds common stock, then the Company will continue to be treated as a PFIC with respect to such common stock, even if it is no longer definitionaly a PFIC. A non-electing U.S. Holder may terminate this deemed PFIC status while the Company is still a PFIC by filing a QEF election and electing to recognize a gain (which will be taxed under the rules discussed above for non-electing U.S.
Holders) as if such common stock had been sold on the first day of the U.S.
Holder's taxable year for which the U.S. Holder files the QEF election. If the
Company is no longer a PFIC, a U.S. Holder may terminate the Company's deemed
PFIC status by electing to recognize gain as if the common stock had been sold on the last day of the last taxable year for which the Company was a PFIC.

     Once a U.S. Holder has filed a QEF election, he or it will thereafter be required to submit certain information regarding the Company to the Internal
Revenue Service each year. The Company intends to comply with such record keeping, reporting, and other requirements as necessary to enable its U.S.
Holders to make a QEF election; provided, that if regulations are issued that contain exceedingly onerous reporting and record-keeping requirements, the
Company may decide that compliance is impracticable and will so notify its U.S.
Holders.

     Certain special, generally adverse, rules will apply with respect to the common stock of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Code Section 1297(b)(6) a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. Moreover, under Code Section 1291(f) the Department of the
Treasury has authority to issue regulations, and has issued proposed regulations, that would treat as taxable certain transfers that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Holders.

     The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of the discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect. There can be no assurances that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders or prospective shareholders of the
Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

                              DOCUMENTS ON DISPLAY

      Upon effectiveness of this registration statement, ITEL will become subject to the information requirements of the U.S. Securities Exchange Act of
1934, as amended, and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the
U.S. Securities and Exchange Commission. These materials, including this registration statement and the exhibits thereto, may be inspected and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

--------- ---------------------------
*         interest rates on debt;
*         foreign exchange rates
--------- ---------------------------

     The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. The Company's actual results in the future may differ materially form these projected results due to actual developments in the global financial markets.

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

                   INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

                                TABLE OF CONTENTS

                                                                         PAGE #

NOTES TO FINANCIAL STATEMENTS.............................................. 6-9

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

                                      F-1

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

B. Exhibits.
-------- ------------------------------------------------

   1.1     Articles of Association.**
   1.2     Bylaws.**
   1.3     Share Certificate - Common Stock**

  10.1    Management Consulting Agreement between Equity Finance Holding
          Corporation and International Technology Enterprise Ltd. dated
          20 September 2000*
  10.2    Agreement Between International Technology Enterprise Ltd. And
          Beowulf Investments dated 15 December 2000.*

   23      Consent of BRAVERMAN & COMPANY, P.C.*
-------- ------------------------------------------------

*  Filed within
** Previously filed in 20FR12G on 4/20/2001

        All other schedules and exhibits are omitted, as the required information is not applicable or is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes hereto.

                                       56

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this 18th day of January, 2002.

                   BY:
                              INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.

                   BY:        /s/Jack L. Mahan, Jr.
                                  Jack L. Mahan, Jr., President, Chief Executive
                                                      Officer, Chief Financial
                                                      Officer and Secretary of
                                                      Board

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Jack L. Mahan, as true and lawful attorney-in-
fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue-sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this
Form 20-F Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                Title                                 Date

/s/ Ian D. Ross          Chairman of the Board                 18 January 2002
    Ian D. Ross             and Vice President

/s/ Jack L. Mahan, Jr.   President, Chief Executive Officer,   18 January 2002
    Jack L. Mahan, Jr.      Chief Financial Officer and
                            Secretary of the Board

/s/ Quan Van Nguyen      Member of the Board of Directors      18 January 2002
    Quan Van Nguyen

                                       57